UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Corebridge Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

21871X109

(CUSIP Number)

Kohei Sano

Nippon Life Insurance Company

3-5-12, Imabashi, Chuo-ku

Osaka 541-8501, Japan

+81-3-5533-9975

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Nippon Life Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,989,331
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 121,989,331
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,989,331
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 21871X109	13D	Page 3 of 8 pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Corebridge Financial, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2919 Allen Parkway, Woodson Tower, Houston, Texas.

Item 2.	Identity and Background

This Schedule 13D is filed by Nippon Life Insurance Company (the “Reporting Person”), a mutual company (sougogaisha) organized under the laws of Japan, the principal address of which is 3-5-12, Imabashi, Chuo-ku, Osaka 541-8501, Japan. The Reporting Person is primarily engaged in insurance and insurance-related businesses in Japan and internationally.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 9, 2024 (the “Closing Date”), the Reporting Person used cash on hand to purchase 121,956,256 shares of Common Stock in a private transaction for aggregate consideration of $3,838,012,158.82, pursuant to the Purchase Agreement (as defined below).

Item 4.	Purpose of Transaction

Purchase Agreement

On May 16, 2024, the Reporting Person entered into a stock purchase agreement (the “Purchase Agreement”) with the Issuer and American International Group, Inc. (“AIG”) pursuant to which the Reporting Person agreed to purchase from AIG, and AIG agreed to sell to the Reporting Person, 121,956,256 shares of Common Stock (the “Purchased Shares”) for a purchase price of $31.4704 per share, without interest, for the aggregate purchase price of $3,838,012,158.82. The Purchase Agreement provides for, among other things, certain limitations on the transfer of Common Stock by each of the Reporting Person and AIG and an agreement that each of the Reporting Person and AIG will vote in favor of the other’s nominees to the Issuer’s board of directors (the “Board”).

The transactions contemplated by the Purchase Agreement were consummated on the Closing Date.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and incorporated herein by reference.

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Stockholder’s Agreement

On the Closing Date, the Reporting Person and the Issuer entered into a stockholder’s agreement (the “Stockholder’s Agreement”), pursuant to which, among other things, the Reporting Person has the right to designate, from and after the Closing Date, a certain number of individuals to serve as directors on the Board, dependent upon the Reporting Person’s ownership percentage in the Common Stock. The Reporting Person also has Board observer and committee designation rights, as described in the Stockholder’s Agreement. Pursuant to the Stockholder’s Agreement, the Reporting Person has designated Mr. Minoru Kimura to serve as its initial designee to the Board. The Reporting Person intends to name additional designees at a later date.

Additionally, the Reporting Person is subject to a standstill provision in the Stockholder’s Agreement, which prohibits, among other things, the Reporting Person from commencing a tender or exchange offer for the Issuer’s assets, entering into any merger or business combination regarding the Issuer, proposing a capitalization, restructuring, liquidation, or dissolution of the Issuer, or acquiring assets that would result in the Reporting Person’s share ownership to exceed 30% of the total issued and outstanding Common Stock.

Also pursuant to the Stockholder’s Agreement, the Issuer has agreed that if it becomes governed by Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), the Board will take all necessary actions so that the restrictions on “business combinations” contained in Section 203 of the DGCL will not apply to the Reporting Person or any of its affiliates or associates.

The foregoing description of the Stockholder’s Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

The Issuer granted the Reporting Person registration rights pursuant to a registration rights agreement dated as of December 9, 2024 (the “Nippon Life Registration Rights Agreement”), by and among the Issuer, AIG and the Reporting Person, pursuant to which, among other things, AIG assigned to the Reporting Person AIG’s rights with respect to the Purchased Shares under that certain registration rights agreement, dated as of September 14, 2022, by and between the Issuer and AIG (the “AIG Registration Rights Agreement” and, collectively with the Nippon Life Registration Rights Agreement, the “Registration Rights Agreement”). Specifically, the Issuer has granted the Reporting Person certain demand and piggyback rights, which will terminate as agreed upon in the Registration Rights Agreement.

The foregoing description of the Registration Rights Assignment does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D and incorporated herein by reference.

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General

The Reporting Person plans to expand its global business through growth in existing businesses and new business investments, and it has continuously sought opportunities to invest in growing U.S. life insurance and retirement companies in an effort to establish a business foundation in the U.S. market. In furtherance of this goal, the Reporting Person acquired the securities described in this Schedule 13D.

The Reporting Person intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Stockholder’s Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with the Issuer’s management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses by the Issuer; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in its management or the composition of the Board.

To facilitate its consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in its consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

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Item 5.	Interest in Securities of the Issuer

(a)– (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 565,027,733 shares of Common Stock outstanding as of December 6, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Nippon Life Insurance Company	121,989,331	21.6%	121,989,331	0	121,989,331	0

The number reported in the table above includes 121,956,256 shares held of record by the Reporting Person and 33,075 shares held of record by Nissay Asset Management Corporation, a direct wholly owned subsidiary of the Reporting Person, which the Reporting Person may be deemed to beneficially own.

(c)	Except as set forth in Items 3 and 4 above, during the past 60 days, the Reporting Person has not effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Purchase Agreement, Stockholder’s Agreement and Registration Rights Agreement and are incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

CUSIP No. 21871X109	13D	Page 7 of 8 pages

Except as set forth herein, the Reporting Persons does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description
1	Stock Purchase Agreement, dated as of May 16, 2024, by and among American International Group, Inc., Corebridge Financial, Inc. and Nippon Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2024).

2	Stockholder’s Agreement, dated as of December 9, 2024, by and between Corebridge Financial, Inc. and Nippon Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2024).

3	Registration Rights Agreement, dated as of December 9, 2024, by and among Corebridge Financial, Inc., American International Group, Inc. and Nippon Life Insurance Company (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2024).

4	Registration Rights Agreement, dated as of September 14, 2022, by and between Corebridge Financial, Inc. and American International Group, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 13, 2024

Nippon Life Insurance Company

By:	/s/ Kohei Sano
Name:	Kohei Sano
Title:	General Manager